UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

PICO Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

693366205
(CUSIP Number)

KELLY CARDWELL
CENTRAL SQUARE MANAGEMENT LLC
1813 N. Mill Street, Suite F
Naperville, IL 60563
(630) 210-8923

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 693366205

1	NAME OF REPORTING PERSON CENTRAL SQUARE CAPITAL LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 687,112
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 687,112
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 687,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 693366205

1	NAME OF REPORTING PERSON CENTRAL SQUARE CAPITAL MASTER LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 685,161
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 685,161
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 693366205

1	NAME OF REPORTING PERSON CENTRAL SQUARE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 687,112
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 687,112
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 687,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 693366205

1	NAME OF REPORTING PERSON CENTRAL SQUARE GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 685,161
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 685,161
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 693366205

1	NAME OF REPORTING PERSON CENTRAL SQUARE MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,372,273
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,372,273
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,372,273
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 693366205

1	NAME OF REPORTING PERSON KELLY CARDWELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,372,273
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,372,273
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,372,273
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 693366205

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Central Square Capital and Central Square Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 687,112 Shares directly owned by Central Square Capital is approximately $13,271,481, including brokerage commissions.  The aggregate purchase price of the 685,161 Shares directly owned by Central Square Master is approximately $13,497,963, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 7, 2015, Central Square Management (together with its affiliates, “Central Square”) delivered a letter to the Issuer’s Chair, Kristina Leslie, and the Issuer’s Board of Directors (the “Board”).  In the letter, Central Square expressed its belief, among other things, that the Issuer is deeply undervalued and that there are opportunities within the control of management and the Board to create significant value for the benefit of all shareholders.  Central Square stated in the letter that over the past several months, it has tried to engage constructively with the Board and management team to discuss its views and concerns regarding the direction of the Issuer as well as opportunities to create value for the Issuer’s shareholders.  Central Square further stated in the letter that while it had intended to keep its dialogue private, it has become increasingly frustrated with the Issuer’s failure to substantively address the important issues it has raised in a timely manner.  Central Square also expressed its belief in the letter that it now believes a greater sense of urgency for creating shareholder value is required at the Board level to best position the Issuer and its owners for long-term success and accordingly, requested three seats on the Board immediately in an effort to get the Issuer back on track towards creating value for all shareholders.

In the letter, Central Square also stated that while management has taken recent steps to start to prevent the destruction of further value at the Issuer with the sale of Northstar Agri Industries, Central Square has continued concerns regarding capital allocation and management compensation at the Issuer. Specifically, Central Square expressed its belief in the letter that the Issuer should immediately explore the sale of its underperforming homebuilding assets and redeploy the proceeds with an Issuer self-tender coupled with an overhaul of management compensation practices.  In addition, Central Square expressed its belief that the Issuer has the opportunity to exit its poor return businesses to focus on the crown jewel of the Company:  Vidler Water Company, which Central Square noted could be worth more than 2x its reported book value, or an intrinsic value of approximately $375-$500 million.  Central Square concluded the letter by reiterating its strong desire to work constructively with members of the Board and management to implement meaningful steps to enhance shareholder value at the Issuer.  The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 693366205

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 23,004,618 Shares outstanding, as of May 15, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Form DEF 14A, filed with the Securities and Exchange Commission on May 27, 2015.

A.	Central Square Capital

(a)	As of the close of business on August 6, 2015, Central Square Capital directly owned 687,112 Shares.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 687,112
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 687,112

(c)	The transactions in the Shares by Central Square Capital during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Central Square Master

(a)	As of the close of business on August 6, 2015, Central Square Master directly owned 685,161 Shares.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 685,161
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 685,161

(c)	The transactions in the Shares by Central Square Master during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Central Square GP

(a)	Central Square GP, as the general partner of Central Square Capital, may be deemed the beneficial owner of the 687,112 Shares owned by Central Square Capital.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 687,112
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 687,112

CUSIP NO. 693366205

(c)
Central Square GP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Central Square Capital during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Central Square GP II

(a)	Central Square GP II, as the general partner of Central Square Master, may be deemed the beneficial owner of the 685,161 Shares owned by Central Square Master.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 685,161
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 685,161

(c)
Central Square GP II has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Central Square Master during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Central Square Management

(a)
Central Square Management, as the investment manager of each of Central Square Capital and Central Square Master, may be deemed the beneficial owner of the (i) 687,112 Shares owned by Central Square Capital and (ii) 685,161 Shares owned by Central Square Master.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,372,273
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,372,273

(c)
Central Square Management has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Central Square Capital and Central Square Master during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Cardwell

(a)
Mr. Cardwell, as the managing member of each of Central Square GP, Central Square GP II and Central Square Management, may be deemed the beneficial owner of the (i) 687,112 Shares owned by Central Square Capital and (ii) 685,161 Shares owned by Central Square Master.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,372,273
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,372,273

CUSIP NO. 693366205

(c)
Mr. Cardwell has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Central Square Capital and Central Square Master during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Chair of the Board of Directors and the Board of Directors, dated August 7, 2015.

CUSIP NO. 693366205

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 2015

Central Square Capital LP

By:	Central Square GP LLC General Partner

By:	/s/ Kelly Cardwell
	Name:	Kelly Cardwell
	Title:	Managing Member

Central Square Capital Master LP

By:	Central Square GP II LLC
General Partner

By:	/s/ Kelly Cardwell
	Name:	Kelly Cardwell
	Title:	Managing Member

Central Square GP LLC

By:	/s/ Kelly Cardwell
	Name:	Kelly Cardwell
	Title:	Managing Member

Central Square GP II LLC

By:	/s/ Kelly Cardwell
	Name:	Kelly Cardwell
	Title:	Managing Member

Central Square Management LLC

By:	/s/ Kelly Cardwell
	Name:	Kelly Cardwell
	Title:	Managing Member

/s/ Kelly Cardwell
Kelly Cardwell

CUSIP NO. 693366205

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

CENTRAL SQUARE CAPITAL LP

20,285	14.1880	07/01/2015
1,500	13.9813	07/02/2015
12,200	13.5605	07/07/2015
5,300	13.2225	07/08/2015
1,000	13.9100	07/16/2015
5,000	13.7412	07/17/2015
5,000	13.4561	07/20/2015
1,200	13.2471	07/21/2015
5,000	13.2363	07/22/2015
6,422	12.7072	07/23/2015
5,000	12.2403	07/24/2015
4,092	11.9950	07/27/2015
5,000	11.9517	07/28/2015
3,000	12.2070	07/30/2015
3,100	12.1298	07/31/2015

CENTRAL SQUARE CAPITAL MASTER LP

100	15.3400	06/15/2015
400	15.0800	06/19/2015
(1,300)	14.4323	07/14/2015